UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                   Gexa Corp.
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                    374398204
                                 (CUSIP Number)

                                 Michael C. Neus
                                   Perry Corp.
                              599 Lexington Avenue
                               New York, NY 10022
                                 (212) 583-4000
  (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 March 28, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f), or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Perry Corp.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [__]
                                                                       (b) [__]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2 (d) or 2 (e)                                            [__]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        950,000
  NUMBER OF             --------------------------------------------------------
   SHARES         8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY             NONE
     EACH               --------------------------------------------------------
 REPORTING        9     SOLE DISPOSITIVE POWER
    PERSON
     WITH               950,000
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        NONE
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     950,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [__]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.43%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA, CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Richard C. Perry
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [__]
                                                                       (b) [__]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2 (d) or 2 (e)                                            [__]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        950,000 (all shares beneficially owned by Perry Corp.)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY           NONE
   OWNED BY             --------------------------------------------------------
     EACH         9     SOLE DISPOSITIVE POWER
 REPORTING
    PERSON              950,000 (all shares beneficially owned by Perry Corp.)
     WITH               --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        NONE
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     950,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [__]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.43%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN, HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.     SECURITY AND ISSUER:

            This statement on Schedule 13D relates to shares of common stock, $0.01 par value per share of Gexa Corp., a Texas corporation (the "Issuer") acquired by private investment funds managed by Perry Corp. (the "Shares"). The principal executive offices of the Issuer are located at 20 Greenway Plaza, Suite 600, Houston, Texas, 77046.

ITEM 2.     IDENTITY AND BACKGROUND:

            This statement on Schedule 13D is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry, an American citizen. Perry Corp. is a registered investment adviser that provides asset management services to private investment funds. Richard C. Perry is the President, sole director, and sole stockholder of Perry Corp. The address of Perry Corp. and Richard C. Perry is 599 Lexington Avenue, New York, NY 10022. A joint filing agreement of Perry Corp. and Richard C. Perry is attached hereto as Exhibit A.

            The names, citizenship, business addresses and principal occupations of each of the directors and executive officers of Perry Corp. (other than Richard C. Perry) are set forth in Schedule A, which is incorporated herein by reference.

            During the last five years, neither Perry Corp., Richard C. Perry, nor any of the persons listed in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

            The Shares were acquired by two or more private investment funds for which Perry Corp. acts as a general partner and/or investment adviser. The source of funds for the purchase transactions was the working capital of such investment funds.

ITEM 4.     PURPOSE OF TRANSACTION:

            The Shares were acquired in the ordinary course of business by two or more private investment funds managed by Perry Corp. but were not acquired with the purpose or effect of changing or influencing control of the Issuer. This Schedule 13D is being filed because of the March 28, 2005 (the "Event Date") announcement of a proposed merger by parties unrelated to Perry Corp. which, if consummated, would result in a change in control of the Issuer. The transaction was part of a private offering and the purchase of the Shares closed prior to January 28, 2005 (60 days prior to the Event Date). Perry Corp. reviews its holdings of the Issuer on an ongoing basis. Depending on such review, and subject to the conditions below, Perry Corp. may make additional purchases or sales of the Shares in the future. As the primary goal of Perry Corp. is to maximize the value of this investment, additional transactions will depend on various factors, including, without limitation, the price of the Shares, stock market conditions, and business prospects of the Issuer. Except as otherwise described herein, none of Perry Corp., Richard C. Perry or the persons listed on Schedule A have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

            (a)-(b) Perry Corp. is the indirect beneficial owner of 950,000 Shares, which constitutes approximately 9.43% of the Issuer's outstanding shares of common stock, based upon 10,077,077 shares of common stock outstanding as of March 23, 2005. Perry Corp. has sole power to vote and sole power to dispose of the 950,000 Shares. By virtue of his position as President and sole stockholder of Perry Corp., Richard C. Perry may be considered to indirectly beneficially own such Shares.

            (c) Not applicable.

            (d) The limited partners of (or investors in) each of two or more private investment funds for which Perry Corp. acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

            (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

            Except for the arrangements described in Item 5(d) above, a Lock-Up Agreement, attached hereto as Exhibit B, restricting the resale of the Shares until May 22, 2005, and a Warrant Purchase Agreement, attached hereto as Exhibit C, entitling Perry Corp. to purchase 75,240 additional shares of the Issuer's common stock during the exercise period (which commences November 23, 2006), to the best knowledge of Perry Corp., there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS

      Exhibit A  -- Agreement between Perry Corp. and Richard C. Perry to file this statement jointly on behalf of each of them.

      Exhibit B  -- Lock-Up Agreement

      Exhibit C  -- Warrant Purchase Agreement

      Schedule A -- Executive Officers and Directors of Perry Corp. (other than
                    Richard C. Perry).

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               PERRY CORP.

Dated: April 7, 2005
       New York, New York                      By: /s/ Richard C. Perry
                                                   -----------------------------
                                                   Name: Richard C. Perry
                                                   Title: President

Dated: April 7, 2005
       New York, New York                          /s/ Richard C. Perry
                                                   -----------------------------
                                                   Richard C. Perry

                                                                       EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

            The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Gexa Corp., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

                                               PERRY CORP.

Dated: April 7, 2005
       New York, New York                      By: /s/ Richard C. Perry
                                                    --------------------------
                                                    Name: Richard C. Perry
                                                    Title: President

Dated: April 7, 2005
       New York, New York                          /s/ Richard C. Perry
                                               -------------------------------
                                                    Richard C. Perry

                                                                      SCHEDULE A

        Executive Officers of Perry Corp. (other than Richard C. Perry)

Name & Principal Occupation               Citizenship      Business Address
---------------------------               -----------      ---------------
Randall Borkenstein,                      USA              c/o Perry Corp.
Chief Financial Officer of Perry Corp.                     599 Lexington Avenue
                                                           36th Floor
                                                           New York, NY 10022

                                                                       Exhibit B

                             OPPENHEIMER & CO. INC.
                          125 Broad Street, 16th Floor
                            New York, New York 10004

                                                               November 23, 2004

Zimmer Lucas Partners, LLC
45 Broadway, 28th Floor
New York, NY 10006

Perry Capital
599 Lexington Avenue, 36th Floor
New York, NY 10022

Corsair Capital Management
350 Madison Avenue, 9th Floor
New York, NY 10017

Re:   Lock-Up Agreement

Gentlemen:

      Reference is hereby made to the Confidential Lock-Up Agreement dated as of November 22, 2004 (the "Lock-Up Agreement") executed by certain holders of the shares of common stock of Gexa Corp., a Texas corporation (the "Company"), in connection with the Company's private placement of 175,000 units (the "Units"), each Unit consisting of ten shares of the Company's common stock and three warrants each for the purchase of one share of the Company's common stock, pursuant to separate Securities Purchase Agreements dated November 23, 2004 among the Company and the other parties named therein (each, a "Securities Purchase Agreement"). Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Lock-Up Agreement.

      Paragraph 2 of the Lock-Up Agreement states that the parties to such Lock-Up Agreement are prohibited, without the prior written consent of Oppenheimer & Co., Inc. (the "Placement Agent"), until the later of (1) 180 days after the closing date of the Offering and (ii) 90 days following the effectiveness of the Registration Statement, from (A) directly or indirectly, offering, pledging, selling, contracting to sell, selling any option or contract to purchase, purchasing any option or contract to sell, granting any option, right or warrant to purchase, or otherwise transferring or disposing of any share of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or filing any registration statement under the 1933 Act with respect to any of the foregoing, or (B) entering into any swap or any other agreement or transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of shares of the Common Stock, whether any such swap or transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. Section 5.3 of each Securities Purchase Agreement contains a similar prohibition on the part of the

Company, without the prior written consent of the Placement Agent, for a period commencing on the date hereof and ending ninety days following the effective date of the Registration Statement (as defined in each Securities Purchase Agreement).

      The Placement Agent hereby agrees that it will not consent to any offer, pledge, sale or other disposition or transfer referred to in the Lock-Up Agreement or Section 5.3 of each Securities Purchase Agreement without the prior written consent of a majority of the undersigned institutional investors.

      This letter agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party.

      Kindly acknowledge your agreement to the foregoing by signing in the place indicated below.

                                          Sincerely,

                                          OPPENHEIMER & CO., INC.


                                          By:___________________________________
                                             Name:
                                             Title:

Agreed and accepted:

PERRY CAPITAL

By: __________________________
    Name:
    Title:


ZIMMER LUCAS PARTNERS, LLC

By: __________________________
    Name:
    Title:


CORSAIR CAPITAL MANAGEMENT

By: __________________________
    Name:
    Title:

                                                                       Exhibit C

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR OTHERWISE DISPOSED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN APPLICABLE EXEMPTION THEREFROM.

                                   GEXA CORP.

                WARRANT TO PURCHASE 75,240 SHARES OF COMMON STOCK

Warrant No.: W-201

Date of Issuance: November 23, 2004

      Gexa Corp., a Texas corporation (the "Company"), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Perry Partners LP, the registered holder hereof or its permitted assigns, is entitled, subject to the terms and conditions of this Warrant and of that certain Securities Purchase Agreement, dated November 23, 2004 by and between the Company, the Selling Shareholder (as defined therein) and the holder (as such agreement may be amended, supplemented and modified from time to time, the "Purchase Agreement"), to purchase from the Company, upon surrender of this Warrant (as defined below) at its principal office at 20 Greenway Plaza, Suite 600, Houston, Texas 77046 (or such other location as the Company may advise the holder hereof in writing), at any time or times not before 9:00 a.m., Central Standard Time, on the Commencement Date (as defined below) and not after 5:00 p.m., Central Standard Time, on the Expiration Date (as defined below) (the "Exercise Period"), 75,240 fully paid nonassessable shares of Common Stock (as defined below) of the Company at the Exercise Price per share provided in Section 1 of this Warrant, such Exercise Price and such number of shares of Common Stock to be delivered upon exercise of this Warrant being subject to adjustment as provided in Section 8 of this Warrant. Capitalized terms used herein but not defined shall have the same meanings assigned to them in the Purchase Agreement.

Section 1. Definitions. The following terms as used in this Warrant shall have the following meanings:

      "Business Day" means any day other than Saturday, Sunday or other day on which commercial banks in the City of Houston, Texas are required by law to remain closed.

      "Commencement Date" means November 23, 2006 or, if such date does not fall on a Business Day, then the next Business Day.

      "Common Stock" means (i) the common stock, par value $0.01 per share, of the Company, and (ii) any capital stock into which such Common Stock shall have been changed or any capital stock resulting from a reclassification of such Common Stock.

      "Exchange Act" means the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

      "Exercise Delivery Documents" shall have the meaning specified in Section 2(e) hereof.

      "Exercise Price" shall be equal to $5.59, subject to further adjustment as hereinafter provided.

      "Expiration Date" means November 23, 2009 or, if such date does not fall on a Business Day, then the next Business Day.

      "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization or association and a government or any department or agency thereof.

      "Principal Market" means the Nasdaq National Market, the Nasdaq SmallCap Market or the American Stock Exchange, or if the Common Stock is not traded on the Nasdaq National Market, the Nasdaq SmallCap Market or the American Stock Exchange, then the principal securities exchange or trading market for the Common Stock.

      "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

      "Trading Day" shall mean (x) a day on which the Principal Market is open for business or (y) if the applicable security is not so listed on a Principal Market or admitted for trading or quotation, a Business Day.

      "Trading Price" of a security on any date of determination means:

            (1) the closing sales price as reported by the Principal Market on such date;

            (2) if such security is not listed for trading on the Principal Market on any such date, the closing sales price as reported in the composite transactions for the principal U.S. securities exchange on which such security is so listed;

            (3) if such security is not listed on a U.S. national or regional securities exchange, the last price quoted by Interactive Data Corporation for such security on such date or, if Interactive Data Corporation is not quoting such price, a similar quotation service selected by the Company;

            (4) if such security is not so quoted, the average of the mid-point of the last bid and ask prices for such security on such date from at least two dealers recognized as market-makers for such security selected by the Company for this purpose; or

            (5) if such security is not so quoted, the average of that last bid and ask prices for such security on such date from a dealer engaged in the trading of securities selected by the Company for this purpose.

      "Transfer Agent" has the meaning specified in Section 2(a) hereof.

      "Warrant" means this Warrant and the other warrants to purchase shares of Common Stock issued pursuant to the Purchase Agreement and all warrants issued in exchange, transfer or replacement thereof.

      "Warrant Date" has the meaning specified in Section 3 hereof.

      "Warrant Delivery Date" has the meaning specified in Section 2(b) hereof.

      "Warrant Share Delivery Date" has the meaning specified in Section 2(a) hereof.

      "Warrant Shares" means all shares of Common Stock issuable upon exercise of this Warrant.

The definition of certain other terms are specified in Section 8 hereof.

Section 2. Exercise of Warrant.

      (a) Subject to the terms and conditions hereof, including, without limitation, Section 2(c), this Warrant may be exercised by the holder hereof then registered as such on the books of the Company, in whole or in part, at any time on any Business Day during the Exercise Period by: (i) delivery of a written notice, in the form of the subscription notice attached as Exhibit A hereto or a reasonable facsimile thereof (the "Exercise Notice"), to the Company and the Company's designated transfer agent (the "Transfer Agent"), of such holder's election to exercise all or a portion of this Warrant; (ii) the surrender of this Warrant to the Company; and (iii) the payment of the aggregate Exercise Price to the Company by wire transfer or by certified bank check payable to the order of the Company in United States dollars (the items to be delivered pursuant to clauses (i), (ii) and (iii) above collectively are referred to herein as the "Exercise Delivery Documents"); provided, however, that if such Warrant Shares are to be issued in any name other than that of the registered holder of this Warrant, such issuance shall be deemed a transfer and the provisions of Section 7 of this Warrant shall be applicable. In the event of any exercise of the rights represented by this Warrant in compliance with this
Section 2(a) and Section 2(c), the Company shall, within 3 Business Days after receipt of the Exercise Delivery Documents, issue and deliver to the address specified in the Exercise Notice, a certificate or certificates in such denominations as may be requested by the holder in the Exercise Notice, registered in the name of the holder or its designee, for the number of shares of Common Stock to which the holder shall be entitled upon such exercise.

Upon delivery of the Exercise Delivery Documents, the holder of this Warrant shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery the certificates evidencing such Warrant Shares.

      (b) Unless the rights represented by this Warrant shall not have taken effect, shall have expired or shall have been fully exercised, the Company shall, within 5 Business Days after receipt of the Exercise Delivery Documents, and at its own expense, issue a new Warrant identical in all respects to this Warrant exercised except it shall represent rights to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised.

      (c) Notwithstanding anything contained in this Warrant to the contrary, this Warrant cannot be exercised, either in whole or in part, except by a holder who, at the time of exercise, is an "accredited investor," as such term is defined in Rule 501(a) of Regulation D under the Securities Act.

      (d) Notwithstanding anything contained in this Warrant to the contrary, the Company shall not be required to issue fractions of shares of Common Stock upon exercise of this Warrant or to distribute certificates evidencing such fractional shares. If more than one Warrant shall be presented for exercise in full at the same time by the same holder, the number of full shares of Common Stock shall be issuable upon the exercise thereof shall be computed on the basis of the aggregate number of shares of Common Stock purchasable on exercise of all Warrants so presented. In lieu of any fractional shares, there shall be paid to the holder an amount of cash equal to the same fraction of the current market value of a share of Common Stock. For purposes of this Section 2(d), the current market value of a share of Common Stock shall be the Trading Price of a share of Common Stock for the Trading Day immediately prior to the date of such exercise.

Section 3. Date; Duration. The issue date of this Warrant is November 23, 2004 (the "Warrant Date"). This Warrant, in all events, shall be wholly void and of no effect at 5:00 pm Central Standard Time on the Expiration Date.

Section 4. Taxes.

      (a) The Company shall pay any and all documentary, stamp, transfer and other similar taxes that may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant.

      (b) Notwithstanding any other provision of this Warrant, for income tax purposes, the holder or any assignee or transferee shall agree that the Company and the Transfer Agent shall be permitted to withhold from any amounts payable to such assignee or transferee any taxes required by law to be withheld from such amounts. Unless exempt from the obligation to do so, each assignee or transferee shall execute and deliver to the Company or the Transfer Agent, as applicable, a properly completed Form W-8 or W-9, indicating that such assignee or transferee is not subject to back-up withholding for United States federal income tax purposes. Each assignee or transferee that does not deliver such a form pursuant to the preceding sentence shall have the burden of proving to the Company's reasonable satisfaction that it is exempt from such requirement.

      (c) The issuance of certificates for shares of Common Stock upon the exercise of this Warrant shall be made without charge to the holder of this Warrant for any issue tax in respect thereof; provided, however, that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the holder hereof, and the Company shall not be required to issue or deliver such certificates or other securities unless and until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

Section 5. Warrant Holder Not Deemed a Shareholder. Except as otherwise specifically provided herein, prior to the exercise of this Warrant represented hereby, the holder of this Warrant shall not be entitled, as such, to any rights of a shareholder of the Company, including, without limitation, the right to vote or to consent to any action of the shareholders of the Company, to receive dividends or other distributions, to exercise any preemptive right or to receive any notice of meetings of shareholders of the Company, and shall not be entitled to receive any notice of any proceedings of the Company. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on such holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a shareholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.

Section 6. Compliance with Securities Laws.

      (a) The holder of this Warrant, by the acceptance hereof, represents and warrants that it is acquiring this Warrant and the Warrant Shares issuable upon exercise of this Warrant for its own account for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act; provided, however, that by making the representations herein, the holder does not agree to hold this Warrant or any of the Warrant Shares for any minimum or other specific term and reserves the right to dispose of this Warrant and Warrant Shares at any time in accordance with or pursuant to a registration statement or an exemption under the Securities Act. The holder of this Warrant further represents, by acceptance hereof, that, as of this date, such holder is an "accredited investor" as such term is defined in Rule 501(a) of Regulation D promulgated by the Securities and Exchange Commission under the Securities Act and was not organized for the specific purpose of acquiring this Warrant or the Warrant Shares.

      (b) The holder of this Warrant understands that, until the end of the holding period under Rule 144(k) of the Securities Act (or any successor provision) this Warrant (and all securities issued in exchange therefor or in substitution thereof, other than Warrant Shares, which shall bear the legend set forth in Section 6(c) of this Warrant, if applicable) shall bear a legend in substantially the following form:

      THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR OTHERWISE DISPOSED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN EXEMPTION THEREFROM.

      The legend set forth above shall be removed and the Company shall issue a new certificate evidencing a new Warrant of like tenor and aggregate number of shares and which shall not bear the restrictive legends required by this Section 6(b): (i) if, in connection with a sale transaction, such holder provides the Company with an opinion of counsel reasonably acceptable to the Company to the effect that a public sale, assignment, pledge or transfer of this Warrant, as appropriate, may be made without registration under the Securities Act, or (ii) upon expiration of the two-year holding period under Rule 144(k) of the Securities Act (or any successor rule); provided that the Investor is not and has not been within three (3) months prior to such date, an "affiliate" of the Company (as such term is defined in Rule 144 of the Securities Act). The Company shall not require such opinion of counsel for the sale of this Warrant in accordance with Rule 144 of the Securities Act in the event that the holder provides such representations that the Company shall reasonably request confirming compliance with the requirements of Rule 144.

      (c) The holder of this Warrant understands that, until the end of the applicable holding period under Rule 144(k) of the Securities Act (or any successor provision) with respect to the Warrant Shares, any certificate representing the Warrant Shares shall bear a legend in substantially the following form:

      THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR OTHERWISE DISPOSED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN EXEMPTION THEREFROM.

      The legend set forth above shall be removed and the Company shall issue the Warrant Shares without such legend to the holder of the Warrant Shares upon which it is stamped, (i) if the Warrant Shares have been resold or transferred pursuant to a registration statement that was effective at the time of such transfer, (ii) if, in connection with a sale transaction, such holder provides the Company with an opinion of counsel reasonably acceptable to the Company to the effect that a public sale, assignment, pledge or transfer of the Warrant Shares may be made without registration under the Securities Act, or (iii) upon expiration of the applicable two-year holding period under Rule 144(k) of the Securities Act (or any successor rule); provided that the holder of the Warrant Shares is not and has not been within three (3) months prior to such date, an "affiliate" of the Company (as such term is defined in Rule 144 of the Securities Act). The Company shall not require such opinion of counsel for the sale of the Warrant Shares in accordance with Rule 144 of the Securities Act, provided that the holder provides such representations that the Company shall reasonably request confirming compliance with the requirements of Rule 144. Whenever a certificate representing the Warrant Shares is required to be issued to a the holder without a legend, in lieu of delivering physical certificates representing the Warrant Shares, provided the Company's transfer agent is participating in the Depository Trust Company ("DTC") Fast Automated Securities Transfer program, the Company shall use its reasonable best efforts to cause its transfer agent to electronically transmit the Warrant Shares to the holder by crediting the account of the holder's Prime Broker with DTC through its Deposit Withdrawal Agent Commission system (to the extent not inconsistent with any provisions of this Warrant or the Purchase Agreement).

Section 7. Ownership and Transfer.

      (a) The Company shall maintain at its principal executive offices or such other office or agency of the Company as it may designate by notice to the holder hereof (a "Designated Office"), a register for this Warrant (the "Warrant Register"), in which the Company shall record the name and address of the person in whose name this Warrant has been issued. Upon the transfer of this Warrant in accordance with the provisions of clause (b) below, the Company shall record the name and address of such new holder(s) as well as the name and address of each transferee. The Company may treat the person in whose name this Warrant is registered on the Warrant Register as the owner and holder thereof for all purposes, notwithstanding any notice to the contrary, but in all events recognizing any transfers made in accordance with the terms of this Warrant.

      (b) The holder of the Warrants agrees that it will not (i) transfer the Warrant prior to delivery to the Company of the opinion of counsel referred to in, and to the effect described in, Section 7(c) hereof, or until registration hereof under the Securities Act and any applicable state securities or blue sky laws has become effective, or (ii) transfer the Warrant Shares prior to delivery to the Company of the opinion of counsel referred to in, and to the effect described in, Section 7(c) hereof, or until registration of such Warrant Shares under the Securities Act and any applicable state securities or blue sky laws has become effective.

      (c) Except as otherwise expressly provided herein, by its acceptance hereof the holder of the Warrant agrees that, prior to any transfer of the Warrant or any transfer of the Warrant Shares, such holder will deliver to the Company a statement setting forth the intention of such holder's prospective transferee with respect to its retention or disposition of the Warrant or of such Warrant Shares (whichever is involved in such transfer), in either such case together with a signed copy of the opinion of such holder's counsel, concurred in by counsel to the Company, to the effect that the proposed transfer of the Warrant or the proposed transfer of the Warrant Shares may be effected without registration under the Securities Act and any applicable state securities or blue sky laws. The holder of the Warrant shall then be entitled to transfer the Warrant or to transfer such Warrant Shares in accordance with the statement of intention delivered by such holder to the Company.

      (d) Notwithstanding any provisions contained in this Warrant to the contrary, this Warrant may be transferred, in whole or in part, by the holder hereof without regard to the requirements and conditions set forth in Sections 7(b) and 7(c) above if any such transfer is made to any entity that is wholly-owned by such holder.

Section 8. Adjustment of Exercise Price and Number of Shares Issuable Upon Exercise Upon Certain Corporate Events.

      The Exercise Price and the number of Warrant Shares issuable upon the exercise of this Warrant are subject to adjustment from time to time upon the occurrence of the events enumerated in this Section 8.

      (a) In case the Company shall hereafter pay a dividend or make a distribution to all holders of the outstanding Common Stock in shares of Common Stock, the Exercise Price in effect at the opening of business on the date following the date fixed for the determination of shareholders entitled to receive such dividend or other distribution shall be reduced by multiplying such Exercise Price by a fraction of which (i) the numerator shall be the number of shares of Common Stock outstanding at the close of business on the record date of this Warrant fixed for such determination and (ii) the denominator shall be the sum of such number of shares of Common Stock referred to in (i) above plus the total number of shares constituting such dividend or other distribution. Such reduction in the Exercise Price shall become effective immediately after the opening of business on the day following the record date. If any dividend or distribution of the type described in this Section 8(a) of this Warrant is declared but not so paid or made, the Exercise Price shall again be adjusted to the Exercise Price that otherwise then be in effect if such dividend or distribution had not been declared.

      (b) In case the outstanding shares of Common Stock shall be subdivided into a greater number of shares of Common Stock, the Exercise Price in effect at the opening of business on the day following the day upon which such subdivision becomes effective shall be proportionately reduced, and conversely, in case the outstanding shares of Common Stock shall be combined into a smaller number of shares of Common Stock, the Exercise Price in effect at the opening of business on the day following the day upon which such combination becomes effective shall be proportionately increased, such reduction or increase, as applicable, to become effective immediately after the opening of business on the day following the day upon which such subdivision or combination becomes effective.

      (c) In case the Company shall, by dividend or otherwise, distribute to all holders of its Common Stock shares of any class of capital stock of the Company or evidences of its indebtedness or other property (including cash or assets or securities, but excluding (i) dividends or distributions to which Section 8(a) applies, (ii) any dividend or distribution paid exclusively in cash, or (iii) any consideration distributed in connection with reclassification, change, merger, consolidation, statutory share exchange, combination, sale or conveyance to which Section 9 of this Warrant applies (the foregoing hereinafter in this Section 8(c) called the "Distributed Assets")), the Exercise Price shall be reduced so that the same shall be equal to the price determined by multiplying the Exercise Price in effect immediately prior to the close of business on the Record Date with respect to such distribution by a fraction of which (i) the numerator shall be the Current Market Price (as defined in Section 8(d) of this Warrant) on such date less the fair market value (as determined in good faith by the Company's Board of Directors, whose determination shall be conclusive and set forth in a board resolution) on such date of the portion of the Distributed Assets so distributed applicable to one share of Common Stock (determined on the basis of the number of shares of Common Stock outstanding on the Record Date (as defined in Section 8(d) of this Warrant)), and (ii) the denominator shall be such Current Market Price, such reduction to become effective immediately prior to the opening of business on the day following the Record Date.

      Such reduction in the Exercise Price shall become effective immediately prior to the opening of business on the day following the Record Date. However, in the event the then fair market value (as so determined) of the portion of the Distributed Assets so distributed applicable to one share of Common Stock is equal to or greater than the Current Market Price on the Record Date, in lieu of the foregoing adjustment, adequate provision shall be made so that the holder of this Warrant shall have the right to receive upon exercise of this Warrant (or any portion thereof) the amount of Distributed Assets such holder would have received had such holder converted this Warrant (or portion thereof) immediately prior to such Record Date. In the event that such dividend or distribution is not so paid or made, the Exercise Price shall again be adjusted to be the Exercise Price which would then be in effect if such dividend or distribution had not been declared.

      If the Company's Board of Directors determines the fair market value of any distribution for purposes of this Section 8(c) by reference to the actual trading market for any securities comprising all or part of such distribution, it must in doing so consider the prices in such market over the same period (the "Reference Period") used in computing the Current Market Price pursuant to
Section 8(d) of this Warrant to the extent possible, unless a majority of the independent members of the Company's Board of Directors determines in good faith that determining the fair market value during the Reference Period would not be in the best interest of the holders.

      With respect to any rights that may be issued or distributed pursuant to any rights plan that the Company implements after the earliest date of issuance of this Warrant or any predecessor Warrant (a "Rights Plan"), upon exercise of this Warrant into Common Stock, to the extent such Rights Plan is in effect upon such exercise, the holder of this Warrant will receive, in addition to the Common Stock, the rights described therein (whether or not the rights have separated from the Common Stock prior to the time of exercise), subject to the limitations set forth in any such Rights Plan. In the event the holder receives such rights, there will be no adjustment to the Exercise Price or the number of shares issuable upon exercise of this Warrant pursuant to this Section 8(c). In the event the holder does not receive such rights upon exercise of this Warrant for any reason, then an adjustment shall be made to the Exercise Price to the extent provided for in the other provisions of this Section 8(c).

      For purposes of this Section 8(c) and Section 8(a) of this Warrant, any dividend or distribution to which this Section 8(c) is applicable that also includes shares of Common Stock, or rights or warrants to subscribe for or purchase shares of Common Stock to which Section 8(a) of this Warrant apply (or both), shall be deemed instead to be (1) a dividend or distribution of the evidences of indebtedness, assets, shares of capital stock, rights or warrants immediately followed by (2) a dividend or distribution of such shares of Common Stock or such rights or warrants (and any further

Exercise Price reduction required by Section 8(a) of this Warrant with respect to such dividend or distribution shall then be made, except (A) the Record Date of such dividend or distribution shall be substituted as "the date fixed for the determination of shareholders entitled to receive such dividend or other distribution," "Record Date fixed for such determination" and "Record Date" within the meaning of Section 8(a) of this Warrant, and (B) any shares of Common Stock included in such dividend or distribution shall not be deemed "outstanding at the close of business on the date fixed for such determination" within the meaning of Section 8(a) of this Warrant and any reduction or increase in the number of shares of Common Stock resulting from such subdivision or combination shall be disregarded in connection with such dividend or distribution.

      (d) For purposes of this Section 8, the following terms shall have the meaning indicated:

            (1) "Current Market Price" shall mean the closing price per share of Common Stock on the date immediately prior to the date in question.

            (2) "Record Date" shall mean, with respect to any dividend, distribution or other transaction or event in which the holders of Common Stock have the right to receive any cash, securities or other property or in which the Common Stock (or other applicable security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of shareholders entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors or by statute, contract or otherwise).

      (e) The Company may make such reductions in the Exercise Price, in addition to those required by Sections 8(a) or (b) of this Warrant, as the Board of Directors considers to be advisable to avoid or diminish any income tax to holders of Common Stock or rights to purchase Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

      (f) No adjustment in the Exercise Price shall be required under this
Section 8 unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price; provided, however, that any adjustments which by reason of this Section 8(f) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this
Section 8 shall be made by the Company and shall be made to the nearest cent or to the nearest one hundredth of a share, as the case may be. No adjustment need be made for a change in the no par value of the Common Stock.

      (g) Notice to Holders of Warrants Prior to Certain Actions. In case:

            (1) the Company shall declare a dividend (or any other distribution) on its Common Stock that would require an adjustment in the Exercise Price pursuant to this Section 8;

            (2) of any reclassification of the Common Stock of the Company (other than a subdivision or combination of its outstanding Common Stock, a change in par value, a change from par value to no par value or a change from no par value to par value), or any merger, consolidation, statutory share exchange or combination to which the Company is a party and for which approval of any shareholders of the Company is required, or the sale, transfer or conveyance of all or substantially all of the assets of the Company; or

            (3) of the voluntary or involuntary dissolution, liquidation or winding-up of the Company,

the Company shall cause to be provided to the holder of this Warrant at such address appearing in the Warrant Register at least ten (10) days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, rights or warrants, or, if a record is not to be taken, the date as of which the holders of shares of Common Stock of record to be entitled to such dividend, distribution, rights or warrants are to be determined, or (y) the date on which such reclassification, merger, consolidation, statutory share exchange, combination, sale, transfer, conveyance, dissolution, liquidation or winding-up is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities, cash or other property deliverable upon such reclassification, merger, consolidation, statutory share exchange, combination, sale, transfer, dissolution, liquidation or winding-up. Failure to give such notice, or any defect therein, shall not affect the legality or validity of the proceedings or actions described in clauses (1) through (3) of this Section 8(g). In addition, whenever the Exercise Price is adjusted as provided in this Section 8, the Company shall prepare a notice of such adjustment of the Exercise Price setting forth the adjusted Exercise Price and the date on which each adjustment becomes effective and shall mail such notice of such adjustment of the Exercise Price to the holder of this Warrant at his last address in the Warrant Register within twenty (20) days of the effective date of such adjustment. Failure to deliver such notice nor any defect therein shall not effect the legality or validity of any such adjustment.

      (h) In any case in which this Section 8 provides that an adjustment shall become effective immediately after a record date for an event, the Company may defer until the occurrence of such event (i) issuing to the holder of this Warrant exercised after such record date and before the occurrence of such event the additional shares of Common Stock issuable upon such exercise by reason of the adjustment required by such event over and above the Common Stock issuable upon such exercise before giving effect to such adjustment and (ii) paying to such holder any amount in cash in lieu of any fraction pursuant to Section 2(d) of this Warrant.

      (i) Upon each adjustment of the Exercise Price pursuant to this Section 8, this Warrant shall thereupon evidence the right to purchase that number of Warrant Shares (calculated to the nearest hundredth of a share) obtained by multiplying the number of Warrant Shares purchasable immediately prior to such adjustment upon exercise of this Warrant by the Exercise Price in effect immediately prior to such adjustment and dividing the product so obtained by the Exercise Price in effect immediately after such adjustment. The adjustment pursuant to this Section 8(i) to the number of Warrant Shares purchasable upon exercise of this Warrant shall be made each time an adjustment of the Exercise Price is made pursuant to this Section 8 (or would be made but for Section 8 of this Warrant).

Section 9. Effect of Reclassification, Consolidation, Merger or Sale. If any of the following events occur, namely (i) any reclassification or change of the outstanding shares of Common Stock (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination), as a result of which holders of Common Stock shall be entitled to receive capital stock, securities or other property or assets (including cash) with respect to or in exchange for such Common Stock,
(ii) any consolidation, merger, statutory share exchange or combination of the Company with another Person as a result of which holders of Common Stock shall be entitled to receive stock, securities or other property or assets (including cash) with respect to or in exchange for such Common Stock (other than as a result of a change in name, a change in par value or a change in the jurisdiction of incorporation), (iii) any sale or conveyance of the properties and assets of the Company as, or substantially as, an entirety to any other Person as a result of which holders of Common Stock shall be entitled to receive stock, securities or other property or assets (including cash) with respect to or in exchange for such Common Stock, then the Company or the successor or purchasing person, as the case may be, shall issue a replacement Warrant providing that this Warrant shall be exercisable for the kind and amount of shares of stock and other securities or property or assets (including cash) receivable upon such reclassification, change, consolidation, merger, combination, statutory share exchange, sale or conveyance by a holder of a number of shares of Common Stock issuable upon exercise of such Warrants (assuming, for such purposes, a sufficient number of authorized shares of Common Stock available for issuance upon exercise of all such Warrants) immediately prior to such reclassification, change, consolidation, merger, combination, statutory share exchange, sale or conveyance assuming such holder of Common Stock did not exercise his rights of election, if any, that holders of Common Stock who were entitled to vote or consent to such transaction had as to the kind or amount of securities, cash or other property receivable upon such consolidation, merger, combination, statutory share exchange, sale or conveyance (provided that, if the kind or amount of securities, cash or other property receivable upon such consolidation, merger, combination, statutory share exchange, sale or conveyance is not the same for each share of Common Stock in respect of which such rights of election shall not have been exercised ("non-electing share"), then for the purposes of this Section 9 the kind and amount of securities, cash or other property receivable upon such consolidation, merger, combination, statutory share exchange, sale or conveyance for each non-electing share shall be deemed to be the kind and amount so receivable per share by a plurality of the non-electing shares). Such replacement Warrant shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in Section 8 of this Warrant. If, in the case of any such reclassification, change, consolidation, merger, combination, statutory share exchange, sale or conveyance, the stock or other securities and assets receivable thereupon by a holder of shares of Common Stock shall include shares of stock or other securities and assets of a corporation other than the successor or purchasing person, as the case may be, in such reclassification, change, consolidate, merger, combination, statutory share exchange, sale or conveyance, then such replacement Warrant shall also be executed by such other person and shall contain such additional provisions to protect the interests of the holder of the Warrants as the Company's Board of Directors shall reasonably consider necessary by reason of the foregoing. The Exercise Price for the stock and other securities, property and assets (including cash) so receivable upon such event shall be an amount equal to the Exercise Price immediately prior to such event.

      The Company shall mail such replacement Warrant to the holder of this Warrant, at such holder's address appearing in the Warrant Register within twenty (20) days after execution thereof. Failure to deliver such notice shall not affect the legality or validity of such replacement Warrant.

      The above provisions of this Section 9 shall similarly apply to successive or series of related reclassifications, changes, consolidations, mergers, statutory shares exchanges, combinations, sales and conveyances.

      If this Section 9 applies to any event or occurrence, Section 8 of this Warrant shall not apply, provided that such other provisions shall continue to apply to all other issuances.

Section 10. Lost, Stolen, Mutilated or Destroyed Warrants. If this Warrant is lost, stolen, mutilated or destroyed, the Company shall promptly, on receipt of an indemnification undertaking or other form of security reasonably acceptable to the Company (or in the case of a mutilated Warrant, the Warrant), issue a new Warrant of like denomination and tenor as this Warrant so lost, stolen, mutilated or destroyed.

Section 11. Notice. All notices, requests, consents and other communications hereunder shall be in writing, shall be mailed (A) if within United States by first-class registered or certified airmail, or nationally recognized overnight express courier, postage prepaid, or by facsimile, or (B) if delivered from outside the United States, by International Federal Express or facsimile, and shall be deemed given (i) if delivered by first-class registered or certified mail domestic, three business days after so mailed, (ii) if delivered by nationally recognized overnight carrier, one business day after so mailed, (iii) if delivered by International Federal Express, two business days after so mailed, and (iv) if delivered by facsimile, upon electric confirmation of receipt, and shall be delivered as addressed as follows:

                    If to the Company:

                             Mr. Neil Leibman
                             Chairman, CEO and President
                             Gexa Corp.
                             20 Greenway Plaza, Suite 600
                             Houston, Texas 77046
                             Facsimile: (713) 961-7997
                             with a copy to:

                             Robert G. Reedy
                             Porter & Hedges, L.L.P.
                             700 Louisiana, 35th Flr.
                             Houston, Texas 77002
                             Facsimile: (713) 226-0274

                    If to the Transfer Agent:

                             Corporate Stock Transfer, Inc.
                             3200 Cherry Creek Drive South
                             Suite 430
                             Denver, Colorado 80209
                             Facsimile: (303) 282-5800

      If to a holder of this Warrant, to it at the address and facsimile number set forth on the signature page to the Purchase Agreement or at such other address and facsimile as shall be delivered to the Company upon the issuance or transfer of this Warrant.

Section 12. Amendments. This Warrant and any term hereof may be amended, changed, waived, discharged, or terminated only by an instrument in writing signed by the Company and the holders of this Warrant. Such amendment, change, waiver, discharge or termination shall be binding on the Company and all of the Warrant holder's assignees and transferees. No waivers of any term, condition or provision of this Warrant in any one or more instances shall be deemed to be or construed as a further or continuing waiver of any such term, condition or provision.

Section 13. Obligations Binding on Successors. This Warrant will be binding upon any entity succeeding to the Company in one or a series of transactions by merger, consolidation or acquisition of all or substantially all of the Company's assets or other similar transactions.

Section 14. Governing Law. This Warrant shall be governed by and construed in accordance with the laws of the State of Texas.

Section 15. Descriptive Headings. The headings of this Warrant are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

      IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed as of day and year first above written.

                                  GEXA CORP.


                                  By:
                                      ------------------------------------------
                                      David Holeman
                                      Vice President and Chief Financial Officer

                              EXHIBIT A TO WARRANT

                             FORM OF EXERCISE NOTICE

      The undersigned holder hereby exercises the right to purchase ______________ of the shares of Common Stock ("Warrant Shares") of Gexa Corp., a Texas corporation (the "Company"), evidenced by the attached Warrant (the "Warrant"). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

      The undersigned holder hereby represents and warrants to the Company as follows:

      (a) The undersigned holder is an "accredited investor," as that term is defined in Rule 501(a) of Regulation D under the Securities Act; and

      (b) The undersigned holder has sold or will sell the shares of common stock issuable pursuant to this Notice pursuant to a registration statement or an exemption from registration under the Securities Act.

Date: _______________, ____


_____________________________________     ______________________________________
Name of Registered Holder                 Tax ID of Registered Holder
                                          (if applicable)


By:__________________________________
Its:_________________________________

                                 ACKNOWLEDGMENT

      The Company hereby acknowledges this Exercise Notice and hereby directs Corporate Stock Transfer to issue the above-indicated number of shares of Common Stock issuable upon exercise of the Warrant to the designated holder.

                                   GEXA CORP.

By:__________________________________
Its:_________________________________